Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

February 3, 2023

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Opti-Harvest, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 13, 2023
File No. 333-267203

Dear Sir or Madam:

On behalf of our client, Opti-Harvest, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter February 2, 2023, with respect to the above referenced Registration Statement on Form S-1.

The text of the Staff’s comments is set forth in bold italics below, followed in each case by the Company’s response. Please note that all references to page numbers in the responses refer to the page numbers of the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 14

1.	We note your response to prior comment 1. Please add a risk factor related to the enforcement action by the Division of Enforcement of the SEC and the indictment filed by the Department of Justice against Mr. Destler.

Company response: The Company has added a risk factor entitled, “Our business could suffer if our former Chief Executive Officer and director, Jonathan Destler, loses his civil ligation with the SEC and/or criminal litigation with the US” on page 17.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-33

2.	In regard to your rental revenue, please revise to clarify general or material terms of the lease agreements, including duration of the agreements, any minimum purchase commitments, tabular disclosure of the operating lease income and a maturity analysis of the future lease payments to be received, as applicable. Refer to ASC 842-30-50.

Company response: The Company has added the requested disclosure under the heading “Note 2. Significant Accounting Policies” on page F-33.

Note 4. Rental Equipment, page F-37

3. Please describe or clarify the nature or type of rental equipment purchased.

Company response: The Company has added the requested disclosure under the heading “Note 2. Significant Accounting Policies” on page F-37.

Additionally, the Company has added risk disclosure in response to Staff comment number 2 under the heading “Note 10 – Commitments and Contingencies” on page F-43, and private financing disclosure under the heading “Note 12 – Subsequent Events” on page F-46 and Item 14 on page II-2.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

cc:	Joseph Cascarano
Robert Littlepage
Priscilla Dao
Jeff Kauten

Securities and Exchange Commission

Geoffrey Andersen
Steven Handy

Opti-Harvest, Inc.

Andrew M. Tucker

Nelson Mullins Riley & Scarborough LLP